SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File No: 1-6926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1998 Employee Stock Purchase Plan

of C. R. Bard, Inc., as Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Report of Independent Registered Public Accounting Firm

Statements of Financial Condition As of December 31, 2010 and 2009

Statements of Income and Changes in Plan Equity For the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements

Exhibit 23.1     Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

1998 EMPLOYEE STOCK PURCHASE PLAN OF C. R. BARD, INC.

By:	/s/ Frank Lupisella Jr.
Frank Lupisella Jr. Vice President and Controller

Dated: March 24, 2011

Report of Independent Registered Public Accounting Firm

To the Investment Committee of C. R. Bard, Inc.:

We have audited the accompanying statements of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated (the “Plan”), as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2010 and 2009, and the results of its operations for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Short Hills, New Jersey

March 24, 2011

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Financial Condition

As of December 31, 2010 and 2009

	2010	2009
Assets
Total Assets	$—	$—

Liabilities
Total Liabilities	$—	$—

Plan Equity	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Income and Changes in Plan Equity

For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Plan Equity, beginning of year	$—	$—	$—
Additions
Employee contributions	9,619,340	9,283,916	9,325,809
Employer contributions	2,790,317	1,862,746	1,696,052

Total Additions	$12,409,657	$11,146,662	$11,021,861

Deductions
Participants’ purchases of stock relating to current-year contributions	$12,409,657	$11,146,662	$10,920,839
Payable for future stock purchases relating to current-year contributions	—	—	101,022

Total Deductions	$12,409,657	$11,146,662	$11,021,861

Plan Equity, end of year	$—	$—	$—

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

(1) PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated (the “Plan”), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General

Under the Plan, which was approved by the stockholders of C. R. Bard, Inc. (the “company”) at their April 15, 1998 meeting and was last amended and restated effective April 16, 2008, the company is authorized to sell up to 1,750,000 shares of the company’s common stock (authorized but unissued shares of stock, treasury shares or shares purchased through the open market) to Plan participants in accordance with the Plan. At December 31, 2010, the participants had purchased 1,568,130 shares of common stock since the Plan’s inception, leaving 181,870 shares of common stock available for future purchases by Plan participants.

The Plan provides eligible employees of the company and certain of its subsidiaries with an opportunity to purchase shares of the company’s common stock at a 15% discount. All domestic employees and certain foreign employees that meet certain requirements are eligible to participate in the Plan. Plan requirements include that the employee’s customary work week must be 20 hours or greater and that the employee’s customary employment must be greater than five months in any calendar year. Beginning July 1, 2009, the company suspended participation in the Plan for certain of its foreign subsidiaries.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants - Plan participants may elect to make after tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay, vacation and holiday pay and commissions paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the “Grant Date”). All funds of participants received or held by the company under the Plan before purchase of the shares of the company’s common stock are held without liability for interest or other increment.

Share Purchases

Except as provided in the Plan, shares of the company’s common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the “Purchase Date”). The purchase price is 85% of the lesser of the fair market value of the company’s common stock on either the corresponding Grant Date or the Purchase Date (the “Purchase Price”). The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant’s plan account on the Purchase Date.

The difference between the fair market value of the company’s common stock on the Purchase Date and the Purchase Price represents the company’s noncash contribution to the Plan. These noncash contributions amounted to $2,790,317, $1,862,746 and $1,696,052 for the years ended December 31, 2010, 2009 and 2008, respectively.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or, for tax purposes, to defer purchase and registration for six months. At December 31, 2010 and 2009, there were no shares deferred under the Plan.

Vesting

Participants are always fully vested in their payroll contributions and purchased shares of the company’s common stock.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

Distributions

Dividends on shares which have been purchased under the Plan but for which certificates have not been requested are reinvested unless instructed otherwise by the participant. Participants may request their share certificates six months after the Purchase Date.

Participant Refunds

At any time, an active employee may cancel participation in the Plan by notifying the company. Upon notification, the participant’s payroll deductions under the Plan cease as soon as practicable. Ongoing employees’ payroll deductions, up to the point of cancellation, are used to purchase shares on the next Purchase Date. Employees who are terminating will have their payroll deductions reimbursed in cash as soon as practicable following the termination of employment.

Tax Status

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Employee purchases of common stock made from payroll deductions were approximately as follows: 2010 – 146,600 shares, 2009 – 147,700 shares (approximately 1,200 shares related to 2008 contributions), and 2008 – 127,600 shares (approximately 800 shares related to 2007 contributions). Subsequent to the Purchase Date, shares are distributed to participants’ Plan accounts and are, therefore, not reflected in these financial statements. During 2010, 2009 and 2008, 1,421, 1,393 and 1,394 participants, respectively, contributed to the Plan. There were no dividends receivable from the company as of these dates. The company pays for all administrative expenses of the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to Plan equity during the reporting period. Actual results could differ from those estimates.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares have been utilized under the Plan and no additional shares have been authorized.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date, or at any other time, participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Investment Committee of C. R. Bard, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 333-51793, 333-135098 and 333-151740) on Form S-8 of C. R. Bard, Inc. and subsidiaries of our report dated March 24, 2011, with respect to the statements of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated, as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 Form 11-K of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated.

/s/ KPMG LLP

Short Hills, New Jersey

March 24, 2011